Exhibit 99.1

WiLAN Signs License Agreements

OTTAWA, Canada – June 29, 2012 – Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX:WIN) (NASD:WILN) today announced that an unnamed company has signed a multi-year license agreement to the Company’s patents related to DSL technologies. The licensee is the 25th company to license WiLAN wireline technologies. Terms of the agreement, including the name of the licensee, are confidential.

WiLAN also announced that an unnamed company has signed a multi-year license agreement related to the Company’s wireless technology portfolio. All terms of the agreement are confidential.

About WiLAN

WiLAN, founded in 1992, is a leading technology innovation and licensing company. WiLAN has licensed its intellectual property to over 260 companies worldwide. Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital television receivers. WiLAN has a large and growing portfolio of more than 3,000 issued or pending patents. For more information: www.wilan.com.

All trademarks and brands mentioned in this release are the property of their respective owners.

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For Media inquiries, please contact:

Kathryn Hughes

Director, Marketing & Communications

O: 613.688.4897

C: 613.898.6781

E: khughes@wilan.com

For Investor inquiries, please contact:

Tyler Burns

Director, Investor Relations

O: 613.688.4330

C: 613.697.0367

E: tburns@wilan.com

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